U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	Commission File No.
December 31, 2004	001-12003

MERIDIAN GOLD INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English (if applicable))

Canada	1040	88-0226676
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

Meridian Gold Inc.

9670 Gateway Drive
Reno, NV 89521-3952
Telephone: (775) 850-3777

(Address and telephone number of Registrant’s principal executive offices)

Peter C. Dougherty
Vice President, Finance and Chief Financial Officer
Meridian Gold Inc.
9670 Gateway Drive
Reno, NV 89521-3952
Telephone: (775) 850-3777

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which
registered
Common Shares, no par value	New York Stock Exchange
Rights to acquire Common Shares,	Toronto Stock Exchange
no par value

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☑	Annual information form	☑	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock of the close of the period covered by the annual report.

     At December 31, 2004, 99,629,827 common shares of the Registrant were outstanding. Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

                         Yes       ☐                                 No       ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                         Yes      ☑                               No       ☐

ANNUAL INFORMATION FORM

ITEM 1: COVER PAGE

ITEM 2: TABLE OF CONTENTS

GLOSSARY

CAUTIONARY STATEMENT

ITEM 3: CORPORATE STRUCTURE

Name and Incorporation

Intercorporate Relationships

ITEM 4: GENERAL DEVELOPMENT OF THE BUSINESS

Business of the Company

ITEM 5: NARRATIVE DESCRIPTION OF THE BUSINESS

Mineral Reserves and Resources

Exploration

Uses of Gold and Silver

Refining and Marketing

Hedging Program

Risk Factors

Property Interests

Employees

Description of Properties

El Peñón

Esquel

Jerritt Canyon

Rossi

Beartrack

ITEM 6: DIVIDENDS

ITEM 7: DESCRIPTION OF CAPITAL STRUCTURE

ITEM 8: MARKET FOR SECURITIES

ITEM 9: ESCROWED SECURITIES

ITEM 10: DIRECTORS AND OFFICERS

ITEM 11: PROMOTERS

ITEM 12: LEGAL PROCEEDINGS

ITEM 13: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

ITEM 14: TRANSFER AGENTS

ITEM 15: MATERIAL CONTRACTS

ITEM 16: INTEREST OF EXPERTS

ITEM 17: ADDITIONAL INFORMATION

MERIDIAN GOLD INC. FORM 40-F DECEMBER 31, 2004

EXHIBITS

EXHIBIT 1
EXHIBIT 2
EXHIBIT 3
EXHIBIT 4
EXHIBIT 5
EXHIBIT 6
EXHIBIT 7

MERIDIAN GOLD INC.

1 First Canadian Place
39th Floor
100 King Street West
Toronto, Ontario
M5X 1B2

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2004

DATED MARCH 28, 2005

MERIDIAN GOLD INC.
ANNUAL INFORMATION FORM

GLOSSARY

The following mining terms have the following meanings in this Annual Information Form:

“cash cost of production”	Includes site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes and royalties but does not include capital, exploration, depreciation and financing costs. Total cash costs are reduced by by-product silver credits, and are then divided by payable gold ounces to arrive at net cash cost of production per ounce.

“deposit”	A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as commercially mineable tons or as containing material reserves, until final technical and economic factors have been resolved.

“development”	The preparation of a known commercially mineable deposit for mining.

“doré”	Unrefined gold and silver bullion bars usually consisting of approximately 90% precious metals which will be further refined to almost pure metal.

“exploration”	The search for mineral deposits (reserves) which are not in development or production.

“heap leaching”	A process of extracting gold by placing broken material on sloping, impermeable pads and applying dilute cyanide solution that dissolves a portion of the contained gold, which is then recovered in a carbon column or Merrill-Crowe circuit.

“leach pad”	A large impermeable foundation or pad used as a base for material during heap leaching. The pad prevents the leach solution from escaping out of the circuit.

“Merrill-Crowe”	A process whereby precious metals contained in a mineral-bearing cyanide solution are precipitated by the addition of powdered zinc.

“mill”	A plant where ore is ground, usually to fine powder, and the metals are extracted by physical and/or chemical processes.

“mineral reserve”	The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are subdivided in order of increasing confidence into probable mineral reserves and proven mineral reserves. A probable mineral reserve has a lower level of confidence than a proven mineral reserve.

“mineral resource”	A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

“mineralization”	Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.

“ore”	A metal or mineral bearing rock or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.

“ounces”	Troy ounces.

“open pit mine”	A mining operation whereby ore is removed from the surface of an ore body.

“probable mineral reserve”	A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“production”	The exploitation of a mineral deposit or reserve.

“proven mineral reserve”	A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified.

“stripping ratio”	The ratio of tonnage of waste material removed to allow the mining of one ton of gold bearing rock in an open pit.

“total cost of production”	Total production costs are comprised of cash cost of production plus depreciation/depletion and amortization, and reclamation provision.

     The dollar amounts in the Annual Information Form are expressed in United States dollars except where otherwise indicated. The information set forth in this Annual Information Form is as of December 31, 2004 unless an earlier or later date is indicated.

CAUTIONARY STATEMENT

     Certain statements in this Annual Information Form constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly predicted or implied by such forward-looking statements. Such risks, uncertainties and other factors are set forth in “Item 5: Narrative Description of the Business — Risk Factors” and elsewhere in this Annual Information Form.

ITEM 3: CORPORATE STRUCTURE

Name and Incorporation

     Meridian Gold Inc. (“Meridian” or the “Company”) is a Canadian corporation that was incorporated on February 28, 1996 as 3232701 Canada Inc. under the Canada Business Corporations Act. By articles of amendment, the Company subsequently changed its name to Vulcan Gold Inc. (April 30, 1996), and Meridian Gold Inc. (June 5, 1996). On July 22, 1996, Meridian Gold Inc. and 3280837 Canada Inc. amalgamated under section 185 of the Canada Business Corporations Act, becoming corporation number 328084-5. On December 31, 1999, Meridian Gold Inc. (328084-5) and a former subsidiary of the Company, Meridian Gold Canada Inc. (326920-5) amalgamated under section 185 of the Canada Business Corporations Act, becoming Meridian Gold Inc. (877246322). Unless otherwise indicated or the context otherwise requires, references to Meridian or the Company herein include Meridian Gold Inc., or where appropriate, its predecessor and its subsidiaries.

     Meridian’s predecessor, FMC Gold Company (“FMC Gold”), was formed as a Delaware corporation in 1987 through a combination of FMC Corporation’s North American Precious Metals interests. In June 1987, FMC Gold issued 7.5 million shares of common stock to the public and FMC Corporation held the remaining shares. In May 1990, FMC Gold issued 8.0 million shares of common stock to acquire the original Meridian Gold Company, a wholly-owned subsidiary of Burlington Resources. FMC Corporation held the remaining 58.8 million shares of common stock, or 80% of the outstanding shares of FMC Gold, at that time. Meridian acquired FMC Gold in July 1996 (the “Acquisition”). In connection with this acquisition, FMC Gold shareholders received one share of Meridian common stock (“Common Shares”) and a $0.02 per share return of capital, totaling approximately $1.5 million, in exchange for each share of FMC Gold common stock. FMC Corporation sold its 80% interest in Meridian, which it acquired in the Acquisition, through a public offering in Canada of Meridian’s Common Shares in July 1996. Concurrent with FMC Corporation selling its interest in Meridian, FMC Corporation made a capital contribution to Meridian totaling approximately $3.7 million.

     The Company’s registered office is located at 1 First Canadian Place, 39th Floor, 100 King Street West, Toronto Ontario, Canada, M5X 1B2, and the executive office is located at 9670 Gateway Drive, Suite 200, Reno, Nevada, U.S.A. 89521-3952.

Intercorporate Relationships

     A significant portion of Meridian’s business is carried on through subsidiaries. A chart showing the names of these subsidiaries and their respective jurisdictions of incorporation is set out below. All subsidiaries in the chart are 100% owned unless otherwise noted.

Meridian Gold Company	Delaware
Meridian Beartrack Company	Montana

Meridian Jerritt Canyon Corporation	Delaware
Meridian Minerals Corporation	Delaware
Meridian Rossi Corporation	Delaware
Meridian Gold Holdings (Cayman) Limited	Cayman Islands
Meridian Subco I Limited	Cayman Islands
Meridian Subco II Limited	Cayman Islands
Compañía Minera Meridian Limitada	Chile
Resource International Finance Limited	Cayman Islands
Pacific Rim Resources Limited	Cayman Islands
Pacific Rim Resources Limited-Agencia	Chile
Meridian Subco V (Argentina) Limited	Cayman Islands
Brancote Holdings PLC	United Kingdom
Scarabee Investments Ltd.	Cayman Islands
Emerald Limited	Cayman Islands
Villagarden S.A.	Uruguay
Minera El Desquite S.A.	Argentina
Minera Nahuel Pan S.A. (60%)	Argentina
Minera Huemules S.A. (60%)	Argentina
Cordon Leleque S.A. (60%)	Argentina
Meridian Gold Holdings II (Cayman) Limited	Cayman Islands
Subco III (Argentina) Limited	Cayman Islands
Minera Meridian Argentina S.A.	Argentina
Subco IV (Peru) Limited	Cayman Islands
Minera Meridian Peru S.A.C.	Peru
Uralmalqui Gold Ltd. (50%)	Cayman Islands
Coramalqui S.A.(50%)	Peru
Meridian Gold (Barbados) Limited	Barbados
Meridian Gold Technology (Barbados) Ltd.	Barbados
Meridian Gold Holdings (Mexico) SADCV	Mexico
Minera Meridian Minerales SRLCV	Mexico
Minera Meridian Mexico SRLCV	Mexico

ITEM 4: GENERAL DEVELOPMENT OF THE BUSINESS

Business of the Company

     The Company has been engaged in mining and the exploration of gold and other precious metals since 1981. During the past three fiscal years ended December 31, 2004. Meridian’s principal revenue producing properties were its El Peñón mine (100% ownership) in Chile, and the Jerritt Canyon mine (30% ownership) located near Elko, Nevada. The Company sold its 30% interest in the Jerritt Canyon Joint Venture (“JCJV”) property to Queenstake Resources USA Inc. (“Queenstake”), as of June 30, 2003. For a further discussion of the transaction see “Item 5: Narrative Description of the Business – Jerritt Canyon”.

     The Company’s Beartrack mine (100% ownership) located near Salmon, Idaho, wound down operations in early 2000, and is currently undergoing reclamation. The Company also has advanced stage exploration programs in Chile, at Rossi in Nevada and at the Esquel project in Argentina. Early stage exploration programs are being conducted primarily in Chile, Mexico, Peru, Nicaragua, and Argentina.

     The Company has produced over 6.1 million ounces of gold from five mine sites since 1981. Since 1986, the Company and its predecessors have continuously produced at least 150,000 ounces of gold annually from mining operations either directly or through joint ventures. In 2004, the Company produced 314,000 ounces of gold and 4.8 million ounces of silver at the El Peñón mine, and 500 ounces of gold from the Beartrack mine.

     As of December 31, 2004, Meridian had total proven and probable reserves of approximately 4.4 million ounces of gold, consisting of 2.0 million ounces at the El Peñón mine and 2.3 million ounces at the Esquel project.

     The Company’s strategy is to expand its proven and probable reserves as well as its mining and processing operations by developing existing producing properties and pursuing advanced stage exploration properties, discovering new properties through its exploration program and making selective acquisitions.

     During the past three fiscal years ended December 31, 2004, the major influences on the development of the Company’s business have been bringing the El Peñón mine in Chile into full commercial production and the addition of reserves and resources through an aggressive exploration program coupled with the acquisition of the Esquel project in Argentina through the acquisition of Brancote Holdings PLC (“Brancote”).

     In March of 2003, the Esquel project was put on hold after local opposition to the mine led to a non-binding referendum wherein a majority of Esquel’s citizens voted against the mine. The Company has focused its efforts at the property to listening and understanding the local community’s concerns about the project. During 2003, Meridian retained the services of Business for Social Responsibility (“BSR”) to independently determine the concerns of the community. In August 2003, BSR published their findings in a report, which Meridian subsequently accepted, and responded by making significant changes to its organization. The Company is currently focused on addressing the concerns of the community while working within the community to provide assistance and services where applicable.

ITEM 5: NARRATIVE DESCRIPTION OF THE BUSINESS

Mineral Reserves and Resources

     Although the Company has carefully prepared and verified its calculations of the mineral reserves and mineral resources presented below and elsewhere in this document and believes that its methodology has been confirmed through mining experience, such figures are estimates and no assurance can be given that the indicated level of gold will be produced. Gold price fluctuations may subsequently render mineral reserves containing comparatively lower grades of gold mineralization uneconomic. Additionally, short-term operating factors relating to the mineral reserves, such as the need for orderly development of mineable bodies or the processing of new or different material types, may cause reserves to be modified in the future.

     The Company’s internal estimates of proven and probable mineral reserves, and mineral resources as of December 31, 2004 and December 31, 2003 for gold are as follows:

Mineral Reserves (Proven and Probable) (1)

	December 31, 2004			December 31, 2003
		Grade	Contained		Grade	Contained
		(grams per	ounces (3)		(grams per	ounces (3)
	Tonnes (2)	tonne)	(oz)	Tonnes (2)	tonne)	(oz)

			(in millions, except grades)
El Peñón	7.9	8.0	2.1	6.0	9.1	1.8
Esquel	7.5	9.7	2.3	7.5	9.7	2.3

Total	15.4	8.8	4.4	13.5	9.4	4.1

Mineral Resources (Measured and Indicated) (1)

	December 31, 2004			December 31, 2003
		Grade	Contained		Grade	Contained
		(grams per	ounces (3)		(grams per	ounces (3)
	Tonnes (2)	tonne)	(oz)	Tonnes (2)	tonne)	(oz)

				(in millions, except grades)
El Peñón	2.6	8.2	0.7	2.7	10.0	0.9
Esquel	3.0	3.5	0.3	3.0	3.5	0.3
Rossi (4)	0.2	15.4	0.1	0.2	15.4	0.1

Total	5.8	6.1	1.1	5.9	6.9	1.3

Mineral Resources (Inferred) (1)

	December 31, 2004			December 31, 2003
		Grade	Contained		Grade	Contained
		(grams per	ounces (3)		(grams per	ounces (3)
	Tonnes (2)	tonne)	(oz)	Tonnes (2)	tonne)	(oz)

				(in millions, except grades)
El Peñón	1.2	8.3	0.4	0.6	8.0	0.2
Esquel	2.9	4.7	0.4	2.9	4.7	0.4
Rossi (4)	0.3	12.9	0.1	0.3	12.9	0.1

Total	4.4	6.3	0.9	3.8	5.9	0.7

(1)	Estimates for proven and probable mineral reserves and resources for December 31, 2004 and 2003 are based on assumed gold prices of $350 per ounce for El Peñón and $325 per ounce for Esquel. The Company’s material reserves are relatively insensitive to a moderate change in gold price. The 2004 and 2003 year-end mineral reserves and resources were audited/reviewed by the following qualified persons (as defined in National Instrument 43-101 of the Canadian Securities Administrators):

▪	El Peñón	Robin Young, Chief Executive Officer, Western Services Engineering (independent engineering firm).

▪	Esquel	Robin Young, Chief Executive Officer, Western Services Engineering (independent engineering firm).

▪	Rossi	2004 year-end mineral resources are based on Rossi Joint Venture internal estimates reviewed by Robert R. Wheatly, a geologist of the Company.

(2)	Based on optimized mine plans, which incorporate as necessary the impacts of dilution and access for Meridian’s operations.

(3)	Contained ounces exceed recoverable ounces due to metal losses experienced during the extraction process. Precious metal recoveries are dependent on the process used, grade of ore and metallurgy. Estimated gold recoveries for the El Peñón mill material are 97%. These estimated recoveries have not been reflected in the tables above.

(4)	This data represents solely the Company’s 40% share of the mineral reserves / resources of the Rossi Joint Venture. Barrick Gold Corporation acquired a 60% ownership in the Rossi property during 2003.

Reconciliation of Mineral Reserves
(in millions)

	Dec. 31, 2003 Reserves		Ounces Produced in 2004		Increase (Decrease)		Dec. 31, 2004
	Gold	Silver	Gold	Silver	Gold	Silver	Gold	Silver
	Ounces	Ounces	Ounces	Ounces	Ounces	Ounces	Ounces	Ounces
El Peñón	1.8	34.0	0.3	4.8	0.5	25.4	2.0	54.6
Esquel	2.3	3.7	—	—	—	—	2.3	3.7
Total	4.1	37.7	0.3	4.8	0.5	25.4	4.3	58.3

Exploration

     The Company engages in exploration drilling to develop additional resources on its projects and to advance existing projects to development of mine status. In addition, it engages in grassroots exploration in order to evaluate the quality of projects in which it has an interest.

     The following table presents the Company’s historical exploration expenditures for the years ended December 31, 2004 and 2003.

	2004	2003

	(in millions)
Chile	$10.2	$4.5
Argentina	4.0	7.0
United States	3.0	0.8
Peru	1.4	2.4
Mexico	0.5	0.8
Other	0.4	0.5

Total	$19.5	$16.0

The amounts spent for Esquel represent 2003 first quarter drilling plus administrative and holding.

Uses of Gold and Silver

     The principal uses of gold and silver worldwide are product fabrication and bullion investment. Product fabrication encompasses a broad spectrum of end uses, the most significant of which is the production of jewelry. Other fabrication uses include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Refining and Marketing

     Gold and Silver are traded as commodities and can be easily sold in numerous markets throughout the world at readily determinable prices. Due to the large number of potential gold and silver purchasers, the Company does not believe it is dependent upon any one customer for its sales. The Company’s gold and silver doré production is currently purchased by Standard Bank Limited, London and Auramet, New York. The Company shipped to three refiners, Johnson Matthey, England Johnson Matthey, USA, and Metalor Technologies, USA, in 2004 and Johnson Matthey, England and Metalor Technologies, USA during 2003. Johnson Matthey, England and Johnson Matthey, USA represented 10% or more of consolidated sales during 2004 and 2003. In view of the size of the international bullion markets, the Company believes that several other refiners or banks would be willing to purchase the Company’s production if any of the current customers should discontinue buying from the Company.

Hedging Program

     Pursuant to the requirements of the Standard Bank loan facility described in note 6 of the Notes to Consolidated Financial Statements of the Company’s 2001 Annual Report, the Company instituted an expanded hedge program in 2001, consisting of gold fixed forwards and silver forwards. Forward sales contracts establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices. During 2002, upon the removal of the Company’s long-term credit facility with the Standard Bank syndicate, the Company was relieved of its requirement to maintain its gold forward hedge program. The Company closed its long-term gold forward contracts as of June 30, 2002. Under applicable accounting standards, the Company was required to defer recognition of the gains related to closing out these contracts in its financial statements until the expiry date of the contracts, which ended in 2004. During 2004 and 2003, the Company recognized $1.2 million and $1.9 million, respectively, of the deferred revenue on expiring gold forward contracts. This concludes the recognition of any deferred revenue arising out of this transaction.

     The nature and extent of future gold and silver hedging by the Company is dependent upon its continuing assessment of gold market conditions and other factors. Due to changes in market conditions and other factors, there can be no assurance as to the future success of the Company’s hedge program. The Company may, in the future, utilize alternate hedging vehicles or discontinue its hedging program entirely, as circumstances warrant.

     For a detailed discussion of the Company’s hedge position at December 31, 2004, see note 15 – Forward Contracts (page 42) in the Company’s 2004 Annual Report, incorporated herein by reference.

Risk Factors

     The following is a brief discussion of those distinctive or special characteristics of Meridian’s operations and industry which may have a material impact on, or constitute risk factors in respect of, Meridian’s future financial performance:

     Fluctuations in the Market Price of Precious Metals

     The profitability of the Company’s operations is directly related to the market price of gold and silver. The prices of gold and silver have fluctuated in the past, particularly in recent years, and are affected by numerous factors, including expectations of inflation, the relative exchange rate of the U.S. dollar, speculative activities, global and regional demand and production, political and economic conditions and production costs in major producing regions. The Company is unable to control the prices for these commodity metals. If the price for gold or silver were to decline significantly, the

Company’s revenue or reserves could decrease. In addition if such a decline were to occur and the Company’s marginal revenues were to fall below and remain below the marginal costs of production at any particular mine for any significant period, the Company could experience losses at that mine and as a result may determine that it is not economically feasible to continue commercial production at that mine.

     Mining Industry Risks

     The exploration for and development of mineral deposits involves a high degree of risk. Few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish material reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration programs planned by the Company will result in a profitable commercial mining operation. If exploration results in few or no new mines, future revenues may decline.

     Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, precious metal prices which are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the operation of mines and the conduct of exploration programs.

     Uncertainty of Title to Properties

     The mining code of Chile provides for transfer of titled mineral rights to a claimant, domestic or foreign, upon completion of a specified process. In Chile, the law permits a corporation to hold title to their mining concessions in their names. However, under Chilean mining law, the beneficiary of a mining exploration concession is required to take legal measures to transform its mining exploration concession into a mining exploitation concession, in accordance with the mining code. If such measures are not taken by the Company, or if the annual fees for mining concessions are not paid each year, the Company can lose its title over its mining concessions, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

     In Chile, the Company maintains title in its name to its properties and believes that it has completed the requisite title processes. Although the Company believes it has taken reasonable measures to ensure proper title to its mining concessions in Chile, there is no guarantee that title to any of its mining concessions could not be challenged by a third party, which may have valid claims underlying portions of the Company’s interests.

     The validity of unpatented mining claims on U.S. public lands, which constitutes a portion of the Company’s U.S. property holdings, is sometimes uncertain and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, the Company’s property interests are subject to various uncertainties which are common to the industry, with the attendant risk that some titles, particularly on undeveloped properties, may be defective. The Company may fail to obtain sufficient mining rights in a timely manner and may lose a valuable property.

     The various properties comprising the Esquel gold project in Argentina are classified as either ‘‘claims’’ or ‘‘mines’’ and are either owned outright by Meridian’s wholly-owned indirect subsidiary Minera El Desquite S.A. (“MED”), or through option contracts between MED and the direct owners. Claims constitute exploratory rights for a period of time, after which the tenant must file a discovery manifestation (Manifestacion de Descubrimiento) with the provincial mining authority in order to change its status to a mine. A mining property permits the owner to extract the minerals once the corresponding environmental impact report has been filed. An annual mining fee must be paid in respect of all mines from the date of their registration. Some of the mining properties held by MED are currently pending registration with the provincial mining authority and are not yet required to pay the applicable annual mining fee.

     Risk Associated with Foreign Operations

     The Company currently has investments and exploration projects in Chile, Peru, Argentina, Nicaragua, and Mexico. These investments and projects, as well as any other investments or projects made or undertaken in the future in other developing nations, are subject to the risks normally associated with conducting business in such countries, including labor disputes and uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt the projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation laws or policies of particular countries, foreign taxation, limitations on ownership and on repatriation of earnings, and foreign exchange controls and currency fluctuations. Foreign investments may also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation. If the Company’s operations in a particular foreign country were halted, delayed or interfered with, the Company’s business could be adversely affected.

     Environmental Risks and Hazards

     All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Existing or future environmental regulation may materially adversely affect the Company’s business, financial condition and results of operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

     Governmental Regulation of the Mining Industry

     Government approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of properties.

     The exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labor standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment.

     Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

     Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

     Mining Related Taxes

     During 2004, a royalty on mining companies was proposed by the Chilean government; however, it failed to be adopted by the Chilean Congress. During 2005, there continues to be discussions regarding a royalty on sales or an additional tax on income at various rates. If such legislation were to be adopted by the Chilean Congress and signed into law, the Company may be negatively affected to the extent of such royalty or tax.

     Properties Without Known Mineable Reserves

     Certain of the Company’s properties are in the exploration stage and it has not yet been determined whether these properties contain ore reserves that are economically recoverable. The activities of the Company will continue to be directed towards the search for, evaluation and development of mineral deposits. There is no assurance that the expenditures of the Company will result in discoveries of commercial ore bodies. Furthermore, there can be no assurance that the Company’s estimates of future exploration expenditures will prove accurate and actual expenditures may be significantly higher than currently anticipated. If the Company incurs large expenditures without finding commercial ore bodies, its revenues and earnings could be adversely effected.

     Uncertainty as to Calculations of Mineral Reserves and Ore Grades

     There is a significant degree of uncertainty attributable to the calculation of mineral reserves, and corresponding ore grades. Until the material is actually mined and processed, mineral reserves, and ore grade must be considered as estimates only. Consequently, there can be no assurance that any mineral reserve or ore grade information contained in this Annual Information Form will prove accurate. In addition, the quantity of mineral reserves may vary depending on mineral prices and other factors. Any material change in mineral reserves, ore grades or stripping ratios may affect the economic viability of the Company’s projects. Furthermore, mineral reserve information should not be interpreted as any assurance of mine life or of the potential profitability of existing or future projects.

     Accounting for the Impairment of Long-lived Assets

     The Company has accounted for the purchase of the Brancote under the purchase method of accounting, and as such, has allocated the purchase price and associated deferred tax assets into two categories: first, based upon proven and probable reserves and second, based upon future potential resource enhancement at the site. Should there be a change in circumstances indicating that the carrying amount of the asset may not be recoverable (i.e. the recoverability of reserves and/or the inability to foresee future resource enhancement at the site), the Company may need to impair the associated assets.

     In determining whether or not the Company has an impairment, an analysis has been undertaken of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. Additionally, the analysis must take into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions which could result in the future recognition of an asset impairment.

     Should a change in economic assumptions occur, causing the estimate of future cash flows to fall below the carrying value of the Company’s assets, the Company will first write down the net deferred tax liability associated with the assets rendering no impact to the consolidated statements of operations. Following this, should additional impairment be required, the Company will further write down the assets to the consolidated statement of operations under the heading of impairment of mining properties.

     Requirement of Additional Financing

     Future development of the Company’s properties or new properties may require additional financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favorable to the Company. This could potentially, impact the growth plans for the Company.

     Uninsured Risks

     The Company carries insurance to protect against certain risks, in such amounts as it considers adequate. Risks not insured include environmental pollution, mine flooding or other hazards against which mining companies generally cannot insure or against which the Company may elect not to insure because of high premium costs or other reasons. Failure to have insurance coverage for any one or more of such risks or hazards could have a material adverse effect on the Company’s business, financial condition and results of operations if one of these risks were to occur.

     Risk of Hedging Strategies

     In order to mitigate some of the risks associated with downward fluctuations in gold prices, the Company has used, and may in the future use, various price hedging strategies, such as selling future contracts for gold, or purchasing put options. The Company continually evaluates the potential short- and long-term benefits of engaging in such price hedging strategies based upon current market conditions. No assurance can be given, however, that the use of price hedging strategies will always benefit the Company. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough gold or silver to satisfy its forward delivery obligations, causing the Company to purchase the metal in the spot market at higher prices to fulfill its delivery obligations. If the Company is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its profits could be adversely affected. See “Item 5: Narrative Description of the Business — Hedging Program” for further discussion of the Company’s hedging program.

     Competition

     The Company competes with other mining companies in connection with the search for and acquisition of properties producing or capable of producing gold, silver and other precious metals. Failure to acquire gold, silver and other precious metals properties could materially adversely affect the Company’s prospects for success in the future.

     Dependence Upon Key Management Personnel

     The Company is dependent upon a number of key management personnel. The loss of the services of one or more of such personnel could have a material adverse effect on the Company. The Company’s ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

     Potential Volatility of Market Price of Common Shares

     Both the Canadian and U.S. stock markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Company’s common shares. In addition, the market price of the Company’s common shares may be highly volatile. Factors such as the price of gold, silver and other precious metals, announcements by competitors, changes in stock market analyst recommendations regarding the Company, and general market conditions affecting other exploration and mining companies may have a significant effect on the market price of the common shares. Moreover, it is likely that during future periods, the Company’s results and exploration activities may fluctuate significantly or may fail to meet the expectations of stock market analysts and investors and, in such event, the market price of the common shares could be materially adversely affected. In the past, securities class action litigation has often been initiated following periods of volatility in the market price of a company’s securities. Such litigation, if brought against the Company, could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

     Dilution

     The Company’s Certificate and Articles of Amalgamation, as amended, provide that the Company has an unlimited number of authorized common chares and preference shares that may be issued. Under applicable Canadian law, shareholder approval is not generally required for the Company to issue shares of either class of capital stock. Moreover, the Company has various commitments that could require the issuance of a substantial number of additional common shares as follows: exercise of stock options outstanding under the Meridian Gold Inc. 1999 Share Incentive Plan, and issuance of common shares pursuant to a Shareholder Rights Plan, which is triggered by a “Take-over Bid” meeting certain criteria. For additional details, see Note 13: Share Capital of the Consolidated Financial Statements in the Company’s 2004 Annual Report to Shareholders, which is incorporated herein by reference.

     Certain Anti-Takeover Effects

     The Company has established a Shareholder Rights Plan, which may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. The Plan may result in holders of the common shares receiving a premium over the prevailing market price for their common shares in a change of control transaction.

     For further discussion of the Plan, see Note 13: Share Capital of the Consolidated Financial Statements in the Company’s 2004 Annual Report to Shareholders, which is incorporated herein by reference. The 2004 Annual Report may also be found on SEDAR at www.sedar.com.

Property Interests

     Chile

     In Chile, mineral rights are granted by ordinary courts of justice in the form of mining concessions. Any person, whether a Chilean national or a foreigner, may apply for the granting of mining concessions subject to compliance with the requirements provided for under Chilean law. The holder of a mining concession is protected by the ownership right on such concession. The right over the concession, which is independent from the ownership right on the surface land, is transferable and may be subject to mortgage. The mining concession entitles its holder to dispose of all mineral resources contained within its boundaries.

     Mining concessions are of two types:

     (i) An Exploration Concession, whereby the holder is legally entitled to explore for mineral substances in a certain area for a period of two years, at the expiration of which the concession may be extended for an additional two year period if the area covered by the concession is reduced by half and provided the applicable annual tax is paid.

     (ii) An Exploitation Concession, whereby the holder is legally entitled to exploit mineral substances contained therein for an indefinite period of time subject to payment of the annual tax. The Company holds Exploitation Concessions for all of the land on which current El Peñón reserves are located.

     The holder of an Exploration Concession has the exclusive right to initiate the procedure to obtain an Exploitation Concession within the boundaries and during the time period of the Exploration Concession. The holder of each type of mining concession is entitled by law to impose easements on the surface land in order to facilitate mining exploration or exploitation activities. Any compensation to be paid to the owner of the surface land for the easement is to be determined by mutual agreement or, failing such agreement, by the court. The acquisition of mineral interests in Chile is normally initiated either through the filing of an application to the courts to obtain the granting of new mining concessions or by acquiring existing mining concessions.

     The legal procedure to obtain the granting of a new mining concession is regulated in detail in the Chilean Mining Code. A special characteristic of this judicial procedure is that the applicant is required to be active and to expedite the proceeding in order to comply with deadlines established in the Chilean Mining Code for the performance of certain tasks to be fulfilled in order to obtain the grant of the concession. The judge has an active role, and the proceeding may become contentious in some cases (i.e., in the event of third party opposition to the survey petition).

     Parties that have already registered mining concessions may transfer these concessions in Chile. The execution of an option or promise purchase contract regarding existing mining concessions may enable an interested party to develop exploration or exploitation mining work in a given area already legally protected. Chilean law also enables the party interested in acquiring a mining concession to enter into a variety of different contractual arrangements (i.e., deferred installment payments or undertaking to carry out exploration activities as payment of the purchase price) in contemplating the option to purchase or abandon the mining concession.

     United States

     Mineral interests in the United States are owned by U.S. federal and state governments and private parties. In order for the Company to explore or develop a prospective mineral property that is owned by a private party or by a state, it must enter into a property or mineral rights acquisition agreement. The Company may also acquire rights to explore for and produce minerals on U.S. federally-owned lands. This acquisition is accomplished through the location of unpatented mining claims upon unappropriated U.S. federal land pursuant to procedures established principally by the General Mining Law of 1872, as amended (the “General Mining Law”) and the Federal Land Policy and Management Act of 1976 (or the acquisition of previously located mining claims from a private party as described above). These laws and regulations generally provide that a citizen of the United States (including a U.S. corporation) may acquire a possessory right to develop and mine valuable mineral deposits discovered upon unappropriated U.S. federal lands, provided that such lands have not been withdrawn from mineral location (which would include, for example, lands included in national parks and military reservations and lands designated as part of the National Wilderness Preservation System). This right can be freely transferred and is protected against appropriation by the government without just compensation. Also, the claim locator acquires the right to obtain a patent (or deed) conveying fee title to his claim from the U.S. federal government upon compliance with certain additional procedures.

     Argentina

     Minerals are the property of the provinces in which they are located. Private persons can obtain from the respective provincial mining authorities the exclusive rights to explore and to exploit minerals via permits and concessions, respectively.

     The Argentine Mining Code considers that both mining exploration and exploitation, and the concession of a mine and related acts, have higher priority than any other activity of the soil. Consistently, surface owners can not prevent the granting of mining rights and properties or commencement and/or continuity of mining activities thereon, without prejudice to their right to collect the corresponding indemnity, as a consequence of the use of their land by the miner and the damages derived from mining activities.

     Claims constitute exploratory rights for a period of time, after which the tenant must file a discovery manifestation (Manifestacion de Descubrimiento) with the provincial mining authority in order to change its status to a mine. A mining property permits the owner to extract the minerals once the corresponding environmental impact report has been filed. An annual mining fee must be paid in respect of all mines from the date of their registration. Some of the mining properties held by MED are currently pending registration with the provincial mining authority and payment of the applicable annual mining fee is not yet required.

Employees

     As of December 31, 2004, the Company had approximately 280 employees worldwide. There are approximately 219 employees of Compañía Minera Meridian Limitada (“CMM”) in Chile, a wholly-owned indirect subsidiary of the Company and operator of the El Peñón mine. CMM signed a four-year collective employment contract with its workers at El Peñón in the fourth quarter of 2003. The employees are represented by an elected employee council and are not associated with any union. There are approximately 43 employees in Argentina who are employees of a wholly-owned, indirect subsidiary of the Company. There are 7 employees working on site at the Beartrack property. The Company also employs approximately 31 people at its corporate headquarters in Reno, Nevada. The remainder of the Company’s employees are present at various exploration sites in North and South America. The Company believes its relationship with its employees is good.

Description of Properties

     During 2004, Meridian produced almost all of its gold and silver from the El Peñón property in Chile. In 2003, Meridian had two principal producing properties, El Peñón in Chile (100% ownership), and Jerritt Canyon (30% ownership), located near Elko, Nevada, both of which are identified as material to the Company under National Instrument 43-101 of the Canadian Securities Administrators. In addition, the Company has advanced stage exploration programs underway in Chile (at El Peñón), in Nevada (at Rossi) and in Argentina (at Esquel), and early stage exploration programs underway primarily in Chile, Peru, Argentina, Mexico and Nicaragua.

     The Company sold its 30% interest in the JCJV property to Queenstake as of June 30, 2003. For a further discussion on the transaction see “Item 5: Narrative Description of the Business – Jerritt Canyon”.

     Except as otherwise noted, the following descriptions and summaries of the Company’s projects are derived from “Meridian Gold Secondary Offering” and the “Esquel Gold Project Technical Report”. Reference is made to the Technical Reports filed on SEDAR for a complete description of the Company’s properties and associated maps, photographs and references. The Qualified Person, as such term is defined in NI 43-101, who prepared the “Esquel Gold Project Technical Report” was Robin J. Young. Mr. Young is principal of Western Services Engineering Inc. and is independent for the purposes of NI 43-101.

El Peñón

     History, Location, Size and Access

     The El Peñón property in Chile was the result of a grass-roots discovery made by Meridian geologists during the initial stages of opening a new exploration office in Chile in 1990.

     The El Peñón property is located in the Atacama Desert in northern Chile, approximately 160 kilometers southeast of Antofagasta. The main access to the property is via a 40 kilometer paved road connecting the property to the Escondida Highway, with alternative access via a 40 kilometer gravel road from the Pan American Highway. The property is comprised of approximately 750,000 square kilometers of contiguous mineral concessions situated at an elevation of about 1,800 meters. The El Peñón project is situated on concessions wholly owned by CMM, a wholly-owned indirect subsidiary, and 78 square kilometer Angelina property of the joint venture with Gold Fields Chile Limitada (“Gold Fields”) and 191 square kilometers under an option agreement. CMM has agreements for all surface lands required to facilitate its mining activities and has access to adequate water for its mine design.

     In December 2003, Meridian signed a joint venture agreement with Gold Fields, to explore its Angelina property located 10 kilometers west of the El Peñón mine in Chile. Under the terms of the agreement, Meridian will spend $1.25 million over four years to earn a 60% interest in the property. Meridian can increase its ownership to 80% by making a $1.0 million cash payment or by contributing some mining claims controlled by Meridian Company to the joint venture company, at Gold Fields’ election. During 2004, Meridian expensed $0.8 million for exploration of the property and discovered the Fortuna vein system.

     Geology and Mining

     The El Peñón gold-silver deposit is located in the Longitudinal Valley of northern Chile, between the Mesozoic magmatic arc exposed in the Coast Range to the west and the Domeyko Cordillera to the east. The Domeyko Cordillera exposes a structurally complex sequence of Paleozoic to Tertiary volcanic and sedimentary rocks, which host the large late Eocene-early Oligocene porphyry copper deposits Escondida, Zaldívar, and Chuquicamata along a north-trending structural zone.

     Volcanic and intrusive rocks located in the Longitudinal Valley are Late Cretaceous to Eocene in age. This north-trending volcanic belt, which includes the Augusta Victoria Formation, is characterized as an alkali-enriched, calc-alkaline volcanic suite that ranges from basaltic andesite to rhyolite. The bimodal character of this volcanic suite is inferred to have developed in relation to intra-arc or back-arc extension. The Paleocene to early Eocene volcanic belt hosts two other significant precious metal deposits, San Cristóbal and El Guanaco. In addition, the porphyry copper deposits at Cerro Colorado and Spence are located within this belt.

     Volcanic rocks of the Augusta Victoria Formation underlie the El Peñón district. This formation consists of volcanic rocks that vary from basaltic andesite to high-silica rhyolite. The low-sulfidation epithermal vein deposit at El Peñón is spatially associated with a rhyolite dome complex that intrudes a sequence of pyroclastic and intermediate-composition flows. The dome complex is laterally extensive, extending a minimum of 3 kilometers from east to west and 5 kilometers from north to south. The dome complex consists of multiple magma pulses from several high-angle, crosscutting vent features.

     Economic concentrations of gold and silver at El Peñón occur within volcanic hosted epithermal quartz veins and breccias. Typically, the ore deposits exhibit long strike length and range up to 24 meters in thickness with near-vertical dip. The hanging and footwall rocks are tuffs, rhyolites and andesites.

     Exploration

     Initial drilling on the property by the Company started in November 1993 and has continued through the present time. In 2004, 382 surface holes totaling 125,302 meters were drilled. A large percentage of these meters concentrated on the discovery and limited infill drill program of the Dorada vein system, located south of Cerro Martillo. The Dorada vein was first identified in February, 2004, and the extensive drill campaign indicates the Dorada vein is the southern extension of the Cerro Martillo vein system. The geology surrounding the Dorada vein is nearly identical to the Cerro Martillo system in that normal down-to-the-east fault movement of layered dacite flows, tuffs and intrusive rhyolite lithologies created a favorable environment for later precious metal vein formation. Mineral intercepts thought to be part of the vein system occur over 1.6 kilometers along strike and up to 200 meters down dip. The vein remains open in many important zones, with only a central 600 meter long portion considered sufficiently drill tested to calculate reserves. During 2005, the structure will be further drill tested north to Cerro Martillo and south as far as possible. The southern and deeper portions of the vein will be best tested from underground drill platforms. Two drifts are currently being constructed to access Dorada, one from the Quebrada Colorada production tunnels to the west, and the second as an extension of the Cerro Martillo decline from the north.

     Exploration efforts have incorporated reverse circulation rotary and diamond core drilling from both surface and underground platforms. Reverse circulation rotary drilling is the primary method to test surface exploration targets. The bulk of the reverse circulation rotary drilling has been completed by Harris y CIA, Ltda. of Antofagasta, Chile. Diamond drill core is used for underground delineation in-fill drilling in the Quebrada Colorada vein zone and portion of Quebrada Orito, underground step out exploration targets in Quebrada Colorada and Quebrada Orito, and to confirm and delineate deposits from surface when underground access is lacking. During 2004 and 2003, Terra Services Ltda. and Harris y CIA, Ltda., executed the underground and surface diamond core drill contracts.

     Reverse circulation rotary drilling employs face-sampling hammers or tricone roller bits. In both cases, the sample is collected or interchanged directly at the bit face. The drill steel consists of three or six meter dual walled reverse circulation rods. Drill holes are started using casing hammers to a depth of three to twelve meters. Samples are collected in a conventional rotary fashion. Once the casing is set, a drill collar is installed and discharge hoses connected so that cave material is discharged away from the rig and sampling site. To reduce the possibility of contamination at rod changes, the drill operator closely monitors the amount of waste material discharged. Another drill hose is connected from the drill head to the sampling cyclone. Sample lengths vary from 0.5, 1.0, and 2.0 meters depending on the purpose of the drill hole. Splitting techniques vary from wet to dry drilling and by sample length. In general, a 3/16 split of the total interval volume is captured by passing the total recovered material through a Jones or hydraulic splitter. Two splits per interval are kept for the surface exploration drill holes. The duplicate samples are used for quality control procedures (blind field doubles), bulk metallurgical samples and standards, or a physical record of the mineralized zones. The sample splits are bagged in 30 by 50 centimeter 0.30 millimeter polyethylene bags. A sample tag with the printed bar code is applied to the bags for identification purposes.

     The core rigs are capable of drilling at all angles and to depths exceeding 500 meters with HQ core. The dominant core size drilled is HQ (2.4” diameter). The core rigs use 10 foot long drill steel and 5 foot triple tube core barrels. When necessary due to extensive overburden, the holes are pre-collared using reverse circulation drill rigs. Company surveyors lay out drill locations and orientations for rig set-up. The final drill hole location is resurveyed upon completion and after the rig has vacated the drill site. The down-hole deviation of all surface drill holes is measured by a digital gyroscopic method. Core, for both the surface and underground core holes, is placed in wooden core boxes that are labeled and the down-hole depths recorded on wooden blocks at core run boundaries. The core is transported to the geology logging area where the core is cleaned and logged. Core recovery is calculated by dividing length of the core per run by the run length. Rock Quality Designation (“RQD”) was defined by dividing the combined length of greater than 10 centimeter core pieces with natural breaks per drill run by the length of the drill run. Exploration surface and underground core holes are photographed using a digital camera. Sample intervals for assaying are defined using both geological contacts and the end of a drill run, whichever is shorter. Sample intervals do not exceed two meters in length.

     Sampling and Analysis

     ALS Chemex performs sample analysis for underground and surface exploration drill holes. Once the drill holes are completed, the samples are immediately transported to the ALS Chemex preparation facility that is maintained on site. Pulps are prepared and shipped by ALS Chemex to their laboratory in La Serena, Chile. The Company uses a systematic quality control process that inserts standards, blanks, and blind field doubles into each drill hole sequence. Standard and blank locations are determined by the logged geology. Five different standards with variable grades have been prepared from El Peñón mineralized material and statistically certified. Quality analysis is an on-going process on a monthly basis. Geoanalytica Ltda., of La Serena, Chile performed geochemical analysis on an as-needed basis to maintain a less than two week turn-around for assay results.

     The main addition of mineral reserves in 2004 took place in the newly discovered Dorada Vein system. Other resources were added at Pampa Campamento and by expanding along strike and down dip of the known mineral extents of the Orito and Quebrada Colorado ore bodies.

     Exploration in 2005 is expected to concentrate on further drill testing of the Dorada and other vein targets, exploring to outer boundaries of the known veins using underground platform diamond drill techniques and collecting district scale geophysics.

     Mineralization

     Mineralization is dominated by gold and silver. Other deleterious elements and heavy metals rarely occur in concentrations above background levels for epithermal deposits. Mercury and arsenic are present only at very low concentrations. Gangue minerals within the ore are predominantly quartz, adularia and iron sulfides. Gold is present as free electrum or in association with pyrite. Visible gold is not uncommon. Silver occurs as electrum, silver sulfides and silver sulfosalts.

     The depth of oxidation is variable, but generally extends 250 to 300 meters below ground level. The majority of the ore is oxidized with the exception of the southern, deeper extensions of the Quebrada Orito system.

     The structurally controlled veins at Quebrada Orito have experienced post-mineralization movement, resulting in a tectonized fabric within the ore zones that locally affects the footwall rocks. Continuity of the ore zones has not been significantly disrupted by the post-mineral movement.

     Mining of the ore bodies at El Peñón is by open pit and underground methods.

     The Company conducts open pit mining where the ore zones are near the surface and of sufficient size. Six small open pits are producing in the Quebrada Orito and Cerro Martillo zones of the property. Underground production generally has provided sufficient ore for the mill, therefore, open pit mining has been used intermittently depending on production needs.

     Mechanized underground mining began late in the fourth quarter of 1999. Future underground mining will utilize a variety of methods dependent upon the geometry of the ore zone. Access to the mining areas is via three declines. Extraction of ore is accomplished by drift and fill and bench and fill methods. Backfill is placed to facilitate mining of subsequent stopes; cemented backfill is used in mining areas adjacent to existing stopes. Cemented backfill is prepared on the surface with a dedicated batch plant.

     Ground conditions are generally good, with many of the access openings requiring no support. Within the stopes, ground support is predominantly shotcrete. In fractured ground, support will be provided by a combination of cemented rebar bolts, mesh and shotcrete, depending upon the degree of fracturing.

     The underground production design capacity was 2,000 tonnes per day and we are currently expanding the mine to extract 2,400 tonnes per day during 2005. Underground mining is by contract with Constructora Gardilcic S.A., who supplied contract services for construction of the underground development. The mining contract was renewed in 2005 for a 5 year term. Under the terms and conditions of the contract, Meridian will perform all mine engineering functions as well as providing additional front-line supervision, for quality control purposes. Meridian provides power and water; all other costs of production are included in the contract cost structure. Payment is based upon volume and includes provisions for quality. The current contract with Constructora Gardilcic S.A. expires in 2008 with an option to renew for an additional 2 years.

     Current life of mine plans call for exploitation of remaining proven and probable mineral reserves. Additional mineralization has been identified at similar or higher grades, which is expected to be converted to mineral reserves and consequently add significant mine life.

     Milling

     Processing of the ore at El Peñón involves primary jaw crushing, SAG milling, thickening, cyanide leach, counter current decantation, tails thickening and filtration, Merrill-Crowe precipitation and smelting to produce gold and silver doré. Filtered tailings are stacked in compacted lifts, where proprietary cyanide destruction technology is employed to reduce cyanide levels to below permitted levels.

     Average gold and silver recoveries are expected to be approximately 97% and 92%, respectively.

     The milling circuit is designed to process 2,000 tonnes per day at a target grind size of 105 microns. Meridian is currently grinding at 2,300 tonnes per day, at 85% passing 112 microns. Operational flexibility is enhanced by a crushing capacity which is nearly double that of the mill. Meridian personnel operate and maintain the process area.

     Construction of the process facility took approximately ten months and was completed in

September, 1999. Fluor Daniel Chile S.A. provided engineering, procurement and construction management for the project.

     Electrical power is supplied by a line connected to the national grid. Back-up diesel fired power generation for the operation of critical mill equipment and mine ventilation is in place and operational. Long-term contracts for major consumables are in place, as are long-term refining contracts for the doré.

     Recent Operations

     Following a construction period of ten months, the El Peñón mine began pre-commercial production on September 1, 1999. Commercial production began January 1, 2000, following a startup phase that went very well and required no capital modifications to reach designed throughput levels.

     During 2004, the company sourced ore feed from both underground (70%) and open pit (30%) mining. In 2004, underground ore was comprised of Quebrada Orito Veins (45%) and Quebrada Colorada Veins (55%). Open pit production was sourced primarily from the Cerra Martillo pit (70%) with the remainder from the Amatista pit (30%).

Esquel

     Current Status

     On July 3, 2002, the Company completed an unconditional share purchase offer for Brancote, owner of the Esquel gold project. Permitting for the project and a feasibility study began in the third quarter of 2002. In March of 2003, with the feasibility study substantially complete, the project was put on hold after local opposition to the mine led to a non-binding referendum wherein a majority of Esquel’s citizens voted against the mine. The Company recognized that changes were necessary and has since changed the project management and enlisted the services of BSR, as well as others, to assist in its community relations efforts. The Company operates an office in Esquel and is currently focused on addressing the concerns of the community and government authorities before it proceeds with final permitting and construction of the mine.

     History, Location, Size and Access

     The contiguous properties that form the Esquel gold project are located in the Sierra de Esquel, 7 kilometers northeast of the town of Esquel (population: 30,000) in southern Argentina and comprise an aggregate of 43,365 hectares of land. The geographic coordinates of the these properties is centered at latitude 42° 43’S, longitude 71° 11’W. The properties are located at elevations between 1,200 and 1,400 metres.

     Esquel is serviced 2 days a week by jet aircraft from Buenos Aires. The various properties comprising the Esquel gold project area may be accessed by traveling from Esquel via National Highways No. 259 (southeast) and No. 40 (northeast) for a total of 26 kilometres to the eastern boundary of the properties. The individual properties can be accessed from the eastern boundary of the project area via several dirt roads that require use of 4-wheel-drive vehicles.

     In addition to the properties that form the Esquel gold project, the Company has an ownership interest in certain adjacent properties.

     Ownership

     The various properties comprising the Esquel gold project are classified as either “permits”, ‘‘claims’’ or ‘‘mines’’ and are either owned outright by MED or through option contracts between MED and the direct owners. “Exploration permit” means an exclusive exploration permit granted for a certain period of time, covering a specific area, by the Mining Authority. The term of a permit begins 30 days after the date in which the granting resolution issued by the Mining Authority is notified to the applicant. During the 30-day period, the applicant must “begin” the work it has proposed in its application (as used here “begin” implies physical occupation with equipment and people). The commencement date cannot be postponed nor interrupted without consent of the Mining Authority.

During the winter a “holiday” is granted. Generally, the Mining Authority grants approximately 180 days per winter season.

     In respect of those properties not owned directly by MED, MED has entered into option contracts with the direct owners. In all such cases, MED is required to make an agreed schedule of payments following which it will obtain outright ownership of the properties, which will be transferred into its name at the provincial mining authority. These option arrangements provide that the original owner will retain a form of net smelter returns royalty (usually around 2 per cent) once the mine becomes productive.

     With respect to the Esquel gold project and certain other properties adjacent to the Esquel gold project, the table below shows the percentage of the Company’s ownership interests and the relevant area in square kilometres. The Galadriel-Julia vein system, which constitutes the Esquel gold project and which is the current focus of development for the Company, is located on the Cordon de Esquel property. The Company owns its interest in the Cordon de Esquel property indirectly through MED, which owns 100 per cent of the Cordon de Esquel property. There have not been any development activities on the Leleque, Nahuel Pan or Huemules properties.

	Meridian
Property	Ownership Percentage	Area (Square Kilometres)
Cordon de Esquel	100.0%	434
Leleque	60.0%	444
Nahuel Pan	60.0%	202
Huemules	60.0%	330

Total		1,410

     Geology

     The rock formations on the Esquel gold project properties consist mainly of sub-horizontal andesitic volcanic rocks of Jurassic age with minor insertions of marine and shallow lagoonal, carbonaceous sediments. The rocks are cut by vein systems that generally trend north-south, but range from N30°W to N30°E, and dip steeply to the west or east. The width of the veins typically ranges from less than 1.0 metre to 12 metres, and the veins have strike lengths of greater than 2,000 metres. Veins are cut by steeply dipping faults that generally strike northeast or west-northwest. Displacement along these faults is generally less than 100 meters.

     The veins contain quartz and chalcedony. Two types of quartz-chalcedony veins occur on the properties: one type is white to cream-colored, massive to banded veins; the other is dark gray to black veins containing an amorphous carbonaceous material that has been classified as pyrobitumen. Some intervals of the dark veins contain high gold grades. Both types contain ore-grade gold mineralization. Gold is commonly present in mineralized wall rock adjacent to the veins. Where mineralized, the wall rock contains pyrite. Gold grades are generally lower in the mineralized wall rock than in the veins, but some wall rock contains gold grades greater than 20 grams per tonne. Mineralization consists of a low-sulfur system containing gold (electrum containing approximately equal amounts of gold and silver), hessite, pyrargyrite, pyrite, marcasite, and minor sphalerite, chalcopyrite and arsenopyrite. Overall gold to silver ratios range from 1-2 ounces of gold to silver.

     The Esquel corridor is marked on the east and west by steeply dipping north trending veins whereas the transecting and most prominent Galadriel-Julia vein dominates the center of the corridor. The veins have undergone slip movement concurrent with mineralization as evidenced by the sigmoidal form of the Galadriel-Julia vein, which gave rise to the significant local widths of approximately 50 meters. The Galadriel-Julia vein contains three major ore shoots. Gladriel Sur is the largest of the three, which centrally is 120 meters long by 25 meters wide averaging 24 grams of gold per tonne. The Galadriel-Julia vein is continuously mineralized over the entire 2.4 kilometer strike length. Multi-ounce assays in the core section are not uncommon.

     Exploration

     The core area has been geologically mapped, channel sampled and drilled. A total of 579 channel samples from 67 separate channels representing 523 meters of cumulative sample length have been taken thus far. Standard channel sampling practices were followed in sample collection.

     Six stages of drilling have been completed to date for inclusion in the feasibility work. Approximately 87 percent of the drilling has been on the Galadriel-Julia vein. A total of 611 holes have been drilled totaling 77,645 meters, including 32,414 meters of core. The majority of the core was HQ size and the core holes were also surveyed down-hole. The core was split and sampled based upon geologic boundaries. Reverse circulation drilling utilized face sampling bits with samples taken on 1-meter intervals.

     Two geophysics surveys have been completed thus far utilizing Induced Polarization (“IP”) and Controlled Source Audiomagnetic Tellurics (“CSAMT”) techniques. The most recent survey was completed in December, 2002. Assaying was primarily performed by ALS Chemex and to a lesser extent by Alex Stewart Assayers. Gold assays were commonly completed using a 50-gram fire assay. A professional system of standards, duplicates, and blanks was used for assay quality control.

     Efforts to identify additional economic resources have been focused in three areas. Firstly, the expansion of known ore bodies down-dip. Numerous sections in Galadriel Sur and Football Field have economic grades and widths in the deepest drill intercept. Secondly, further investigation of known veins that have received limited exploration drilling. Namely, these are Ungoliant, Antonio, Elena Sur and Elena Norte. The combined strike length of these veins is in excess of that of the principal Galadriel-Julia vein. And thirdly, the use of geophysical surveys to locate undiscovered hidden veins. The known veins have a geophysical fingerprint that can be used to identify highly prospective areas for exploration. Areas of particular interest lie to the west of Galadriel where IP indicates mineralization is deep seated and may be covered by younger volcanics.

     During 2004, all exploration activities were suspended to address concerns and issues raised by the local community of Esquel.

Jerritt Canyon

     Sale of Jerritt Canyon Interest

     The Company sold its 30% interest in the JCJV property to Queenstake, as of June 30, 2003, concluding the Purchase and Sale Agreement (the “Agreement”) signed by the parties on June 2, 2003, which was preceded by Queenstake’s unsolicited offer to acquire the property. The Company determined that the Jerritt Canyon property was not a foundational asset for the Company due to its high operating cost (the average 2003 cash cost was $285 per ounce). The terms and conditions of the Agreement included a payment, by Queenstake to the JCJV, of $1.5 million and 32 million Queenstake common shares upon the closing of the transaction. The Agreement also stipulated $6.0 million in installment payments over 12 months and approximately $4.0 million in future royalty payments. Meridian Jerritt Canyon Corp. is entitled to its 30% share of the consideration for the sale of the JCJV. Queenstake has accepted full closure and reclamation liabilities as well as other assumed liabilities as described in the Agreement. The operating permits of the mine were transferred to Queenstake effective June 30, 2003. Meridian Jerritt Canyon Corp. received its share of cash from the transaction on July 1, 2003 along with a share certificate for 9.6 million common shares of Queenstake Resources Ltd at a quoted market price of $0.28 Canadian dollars per share.

     In 2003, the Company recorded a gain on the sale of its 30% interest in JCJV as follows (in millions of U.S. dollars):

Assets	$11.3
Liabilities	(10.7)

Net assets	$0.6
Proceeds from the sale of JCJV, net of closure costs	2.3

Net gain on sale of JCJV	$1.7

     The shares of Queenstake Resources Ltd were sold on November 4, 2003 at a market price of $0.70 Canadian dollars per share and the Company recognized a gain of $2.9 million, net of transaction costs.

     During 2004, the Company received $1.8 million from Queenstake as payment for the production receivable and $0.9 million for the buy-out of the net smelter returns royalty, with the latter being recognized as a gain.

Rossi

     Joint Venture Agreement

     The Rossi property is subject to a joint venture with Barrick Gold Exploration, Inc. (“Barrick”). The joint venture has rights to 100% of the precious metal bearing ores on the Rossi property. Prior to November 18, 2003, all work on the property was carried out and funded by Barrick, pursuant to a Mining Venture Agreement (the “Joint Venture Agreement”), effective as of September 9, 1998. The Joint Venture Agreement created an operating and exploration partnership on the Rossi property, with Barrick bringing substantial underground experience in similar rock and ground conditions and the constructed facilities necessary to process Rossi material. Barrick’s proven exploration results and thorough understanding of Carlin Trend geology should enhance the process of exploiting the gold potential of this 28 square kilometer claim block.

     Barrick was granted the right to earn a 60% interest in the project subject to fulfilling its obligation to spend $15 million by December 31, 2003. By December 31, 2003, Barrick met its initial contribution requirement of $15 million. Under the Joint Venture Agreement, if the joint venture mines ore from Rossi, Barrick is required to process up to 1,000 tons (short tons) per day at its nearby facilities; if the joint venture is terminated, Meridian retains the right to process up to 500 tons per day of Rossi material at Barrick’s facilities, on a custom-milling basis.

     Geology and Exploration

     The Rossi property is geographically situated between the Antelope and Boulder Creek drainages in the low rolling hills of the Sheep Creek Range, 26 miles northwest of Carlin, Nevada, and is part of the well-known Carlin Trend. Access to the property is by all-season gravel roads either through Boulder Valley or the Newmont Gold Company/Barrick Gold Corporation owned mining areas. The property is approximately 3.5 miles and 5 miles northwest of the Meikle (Barrick Gold Corporation) and Post/Betze (Barrick Gold Corporation/Newmont Gold Company) deposits, respectively, and immediately adjacent to the Dee gold mine (Glamis Gold Ltd.), currently in the closure process. The land position encompasses 10.7 square miles of unpatented mining claims as well as patented mining claims on U.S. federally owned ground.

     Gold mineralization at Rossi is typical of the sediment-hosted mineralization on the Carlin Trend. Although the highest grade deposits occur in the lower plate carbonate rocks in the Roberts Mountains and Popovich Formations, lower grade mineralization also occurs in the siliciclastics of the upper plate. At Rossi, the focus of deep drilling at the STORM Resource has been the gold mineralization in the Popovich Formation. This mineralization occurs at depths from 200 meters to more than 600 meters. It is localized along the intersection of steeply dipping, high-angle northwest trending structures, a wide zone of shallow westward-dipping faults (Dee Fault), and the favorable Popovich lithologies of silty carbonates and carbonate breccias. Pyrite, strong silicification, and brecciation are all associated with the mineralization. This mineralization is the higher grade downward extension of the Dee deposit, which is an open pit mine immediately to the south.

     Nearly all of the property is covered by upper plate rocks, which are poor ore hosts, above the Roberts Mountains Thrust. However, detailed mapping, sampling, and drilling have been successful in targeting and discovering high grade mineralization in the favorable lower plate carbonate horizons at depth. The Roberts Mountains Formation, which hosts a significant portion of the mineralization elsewhere on the Carlin Trend, has not yet been tested at Rossi.

     The “STORM Resource Area,” is located in the southern portion of the Company’s claim block adjacent to the Dee deposit. As part of the underground program, a 1,039 meter decline was completed to access a portion of the STORM Resource for underground drilling. This decline was completed late in December 1999, along with 204 meters of additional ancillary underground development.

     Utilizing the 1,039 meter STORM decline for access, 35 underground drill holes, totaling 2,539 meters, were drilled into the “49er Zone” from January through April 2000. The underground program, drilled on 30 meter spacing, validated the previously modeled, structurally controlled, distribution of high-grade material. No underground work was conducted in 2001 and 2002.

     The focus of exploration in 2003 was to further delineate the 49er Zone where an underground ramp (STORM Decline) was completed in 1999 for confirmatory underground drilling in 2000. The 2003 program consisted of rehabilitation of the STORM Decline and 9,149 feet of combined reverse circulation and core drilling along the center of the 49er Zone.

     Exploration and development work completed during 2004 includes (1) construction of 1,576 feet of production and exploration drifts or cross-cuts to the End Zone and 49er Zone;(2) completion of 73 diamond drill holes totaling 19,227 feet from underground drill platforms;(3) initiation of an Environmental Assessment study for mining purposes, and (4) submittal of a Plan of Operation for the Storm deposit to the Bureau of Land Management and Nevada Division of Environmental Protection.

     The proposed 2005 exploration and development plans include extending the End Zone development drift by 800 feet, completing 60 underground diamond drill holes for 26,000 feet to expand and define resources, and to drill 5 surface based exploration holes for 10,800 feet. Definition of a reserve at Storm deposit is expected by 2006, and limited production from the 49er Zone is targeted for 2006.

Beartrack

     History, Location, Size and Access

     The 100%-owned Beartrack mine was an open pit operation with a heap leach facility located approximately 11 miles west of Salmon, Idaho, near the historic mining town of Leesburg. The Beartrack property comprises approximately five square miles of patented and unpatented mining claims. The Company depleted the resource at the Beartrack mine in March of 2000. The operation is now in a care and maintenance mode, producing residual wash-down ounces from the heap leach pad. The work force is currently 7 employees working at the site.

     Recent Operations

     As of March 22, 2000, planned mining operations concluded at Beartrack with subsequent production coming solely from residual ounces on the heap leach pad. Gold production in 2004 at Beartrack was 500 ounces, compared with 4,000 ounces produced at Beartrack in 2003.

ITEM 6: DIVIDENDS

     Dividends are payable to shareholders at the discretion of the Board of Directors; no dividends were declared in 2004, 2003 or 2002.

ITEM 7: DESCRIPTION OF CAPITAL STRUCTURE

     Reference is made to note 13 – Share Capital of the Company’s 2004 Annual Report (pages 38-41), which is incorporated herein by reference .

ITEM 8: MARKET FOR SECURITIES

     Meridian’s common shares are listed on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The closing price of the Company’s common shares at December 31, 2004, was CDN$22.74 per share on the TSX and US$18.97 per share on the NYSE. The monthly trading history during 2004 on the TSX and NYSE are reported in the table below:

	TSX (CDN $ per share)			NYSE (US $ per share)
	Low	High	Volume	Low	High	Volume
January	$15.76	$19.31	430,323	$11.85	15.10	$946,485
February	16.52	18.78	325,105	12.33	14.24	720,026
March	15.42	17.57	284,804	11.48	13.30	735,843
April	12.73	16.69	399,323	9.54	12.75	755,523
May	12.11	18.00	435,615	8.95	13.27	791,960
June	15.87	18.12	264,245	11.57	13.23	527,095
July	16.05	18.50	237,776	12.05	14.05	485,033
August	16.73	18.04	217,028	12.65	13.86	431,795
September	15.62	21.15	410,209	12.06	16.75	707,152
October	19.60	23.13	370,300	15.51	18.96	806,876
November	19.25	24.05	330,645	15.68	20.38	764,819
December	20.00	23.85	321,400	16.68	20.10	594,363

     Stock trading history for each quarter of 2004 and 2003 can be found on the inside back cover of the Company’s 2004 Annual Report.

ITEM 9: ESCROWED SECURITIES

     The directors and management of the Company are unaware of any securities held in escrow.

ITEM 10: DIRECTORS AND OFFICERS

     The Directors’ names, state or province of residence, term of office, security holdings and occupation are reported in the Management Information Circular and Proxy Statement dated March 1, 2005 on pages 3 and 4 under the section “Nominees for Election to the Board of Directors”. The committees of the board and the committee members are reported in the Management Information Circular and Proxy Statement dated March 1, 2005 on page 10 under the section “Board Committees”. The referenced sections and pages in the Management Information Circular and Proxy Statement dated March 1, 2005 are incorporated herein by reference. The Management Information Circular and Proxy Statement are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

     The officers of the Company are Bryan J. Kennedy, Vice Chairman, Chief Executive Officer and President, Peter C. Dougherty, Vice President, Finance and Chief Financial Officer, Edward H. Colt, Executive Vice President and Secretary, Wayne M. Hubert, Vice President, Corporate Development and Investor Relations, Darcy E. Marud, Vice President Exploration, Darrin L. Rohr, Vice President, Human Resources and Chief People Officer, and Edgar A. Smith, Vice President of Operations. Each officer is a resident of the state of Nevada in the United States and has been employed by the Company, or one of its subsidiaries, for the preceding 5 years except Mr. Rohr who before his employment with the Company in 2003 was a human resource professional with a brokerage firm.

     The officers’ ownership of the Company common shares as of March 1, 2005 are as follows: Bryan J. Kennedy, 270,360, Peter C. Dougherty, 31,833, Edward H. Colt, 82,821, Wayne M. Hubert, 21,020, Darcy E. Marud, 12,584, Darrin L. Rohr, 10,030 and Edgar A. Smith, 68,593. The preceding ownership information includes restricted shares, which have full voting and other rights apart from the right to sell or transfer the shares, which will be encumbered until the vesting date for such shares.

     Directors and officers of the Company own an aggregate of less than 1% of the outstanding common shares.

Audit Committee

     The composition of the Audit Committee members are reported in the Management Information Circular and Proxy Statement dated March 1, 2005 on page 10 under the section “Board Committees” and their experience is reported on pages 3 and 4 under the section “Nominees for Election to the Board of Directors”. The independent auditor fees are reported in the Management Information Circular and Proxy Statement dated March 1, 2005 on page 19 under the section “Appointment of Auditors”. The referenced sections and pages in the Management Information Circular and Proxy Statement dated March 1, 2005 are incorporated herein by reference.

     The Audit Committee charter, which was approved by the Board of Directors on February 24, 2004, is as follows:

Audit Committee Charter

     The Board of Directors (the “Board”) of Meridian Gold Inc. (the “Corporation”) shall establish an Audit Committee (the “Committee”) comprised of not fewer than three members of the Board, none of whom are executive officers or employees of the Corporation or any of its affiliates and at least one of whom shall be a resident Canadian. The membership qualifications, authority, responsibility, and specific duties of the Committee are set forth herein.

PURPOSE

     The purpose of the Committee is to provide oversight of the Corporation in relation to:

(a)	the accounting and financial reporting processes and audits of financial statements,

(b)	the integrity of financial statements,

(c)	compliance with legal and regulatory requirements,

(d)	the qualifications and independence of independent auditors, and

(e)	the performance of the independent auditors and the internal audit function.

     The function of the Committee is oversight. In fulfilling their responsibilities under this Charter, it is recognized that members of the Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, performing the functions of auditors or accountants. As such, it is not the duty or responsibility of the Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures or to set auditor independence standards.

     The Committee is directly responsible for the appointment, compensation and oversight of the work of the independent auditors (including resolving disagreements between management and the independent auditors regarding financial reporting). The Committee has the authority and responsibility to appoint, retain and terminate the independent auditors (subject, if applicable, to shareholder approval).

     Management is responsible for the preparation, presentation and integrity of the financial statements and any financial information filed with securities regulatory authorities or stock exchanges or otherwise publicly disseminated.

     Management and the persons responsible for the internal audit function, whether employees of, or consultants to, the Corporation, are responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations.

MEMBERSHIP QUALIFICATIONS

     The Committee shall consist of three or more members of the Board of Directors, each of whom the Board of Directors has determined has no material relationship with the Corporation and each of whom is otherwise “unrelated” or “independent”, as the case may be, under the applicable regulations or rules of (i) the provincial securities regulatory authorities in Canada and the Securities and Exchange Commission in the United States, and (ii) the Toronto Stock Exchange and the New York Stock Exchange, Inc. (collectively, the “Applicable Regulatory Authorities”).

     Members of the Committee shall be appointed by the Board of Directors based on nominations recommended by the Corporate Governance Committee. Members of the Committee shall serve at the pleasure of the Board of Directors and for such term or terms as the Board of Directors may determine.

     The Board of Directors shall determine whether each member is “financially literate” and whether one member of the Committee is an “audit committee financial expert”, or such other similar qualifications, expertise or experience required by the Applicable Regulatory Authorities, in each case as interpreted by the Board of Directors in its business judgment.

     No director may serve as a member of the Committee if such director serves on the audit committees of more than two other public companies, unless the Board of Directors determines that such simultaneous service would not impair the ability of such director to effectively serve on the Committee, and discloses this determination in the public disclosure documents.

     The Board of Directors shall designate, based on the recommendation of the Committee, one member of the Committee as its chairperson. In the event of a tie vote on any issue, the chairperson’s vote shall decide the issue.

COMMITTEE MEETINGS

     Subject to the by-laws of the Corporation and any resolution of the Board, the Committee shall meet at a time and place determined by the chairperson of the Committee. A resolution in writing, signed by all of the Committee members shall be as valid as if it had been passed at a meeting of the Committee.

     Members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A Committee member participating in such a meeting by such means is deemed to be present at that meeting.

     The Committee should meet separately at least quarterly with management, the persons responsible for the internal audit function and representatives of the independent auditors to discuss any matters that the Committee or any of these persons believe should be discussed privately. The Committee may request any officer or employee or outside legal counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

     The Committee shall follow the rules of procedure set forth in the by-laws of the Corporation or of the Board established by it from time to time to govern its activities.

DUTIES AND RESPONSIBILITIES

     The role, duties and responsibility of the Committee shall be:

(a)	to appoint, retain and terminate the independent auditors (subject, if applicable, to shareholder approval), including the sole authority to approve all audit engagement fees and terms, and to determine any other compensation to be paid to the independent auditors,

(b)	to pre-approve, or adopt appropriate procedures to pre-approve, and to monitor all audit and non-audit services to be provided by the independent auditors,

(c)	to ensure that the independent auditors prepare and deliver annually the Auditors’ Statement relating to, among other things, the independent auditors’ internal quality-control procedures (it being understood that the independent auditors are responsible for the accuracy and completeness of the Auditors’ Statement),

(d)	to obtain from the independent auditors annually a formal written statement of the fees billed in each of the last two fiscal years for the services rendered by the independent auditors,

(e)	to obtain from the independent auditors in connection with any audit a timely report relating to the annual audited financial statements describing all critical accounting policies and practices used, all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors, and any material written communications between the independent auditors and management, such as any “management” letter or schedule of unadjusted differences,

(f)	to resolve any disagreements between management and the independent auditors regarding financial reporting by the Corporation,

(g)	to review and evaluate the qualifications, performance and independence of the lead audit partner of the independent auditors,

(h)	to discuss with management the timing and process for implementing the rotation of the lead audit partner, the concurring audit partner and any other active audit engagement team partner and consider whether there should be a regular rotation of the audit firm itself,

(i)	to take into account the opinions of management and the persons responsible for the internal audit function in assessing the independent auditors’ qualifications, performance and independence, and

(j)	to instruct the independent auditors that the independent auditors are ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

with respect to the internal audit function,

(k)	to review the appointment and replacement of the person with principal responsibility for the internal audit function, and

(l)	to advise the person with principal responsibility for the internal audit function that he or she is expected to provide to the Committee summaries of and, as appropriate, the significant reports to management prepared in relation to the internal audit function, and with respect to financial reporting principles and policies and internal audit controls and procedures,

(m)	to advise management, the persons responsible for the internal audit function and the independent auditors that they are expected to provide to the Committee a timely analysis of significant financial reporting issues and practices,

(n)	to meet with management, the persons responsible for the internal audit function and the independent auditors to discuss, and review before the public disclosure by the Corporation of, among other things, the annual audited financial statements and quarterly unaudited financial statements, including disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”,

(o)	to consider any reports or communications (and management’s responses thereto) submitted to the Committee by the independent auditors required by applicable auditing standards,

(p)	to discuss internal controls with the Corporation’s chief executive officer and chief financial officer,

(q)	to discuss guidelines and policies governing the process by which senior management and the relevant departments of the Corporation assess and manage exposure to risk, and to discuss major financial risk exposures and the steps management has taken to monitor and control such exposures,

(r)	to undertake, from time to time, a review of any balance sheet or income statement item to gain understanding and comfort with accounting, cash, management, and policies of the Corporation,

(s)	to obtain from the independent auditors assurance that the audit was conducted in a manner consistent with applicable generally accepted auditing standards,

(t)	to discuss with the chief legal officer or outside legal counsel, or both, any significant legal, compliance or regulatory matters that may have a material effect on the financial statements or the business, operations or compliance policies of the Corporation, including material notices to or inquiries received from governmental agencies,

(u)	to discuss earnings press releases,

(v)	to discuss the types of financial information and earnings guidance, if any, provided, and the types of presentations made, to analysts and rating agencies,

(w)	to establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters,

(x)	to recommend to the Board of Directors candidates for appointment as, the Controller and Chief Accounting Officer, and Vice President, Finance and Chief Financial Officer,

(y)	to establish hiring policies for employees or former employees of the independent auditors, and

(z)	to review all related party transactions.

COMMITTEE REPORTS

     The Committee shall produce or cause to be produced the following reports and provide them to the Board of Directors:

(a)	any reports or other disclosures required to be prepared in relation to the Committee or its activities pursuant to applicable laws or stock exchange requirements in Canada or the United States for inclusion in the Corporation’s public disclosure documents,

(b)	an annual performance evaluation of the Committee, which evaluation shall compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board of Directors any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee or any other member of the Committee designated by the Committee to make this report; and

(c)	a summary of the actions taken at each Committee meeting, which shall be presented to the Board of Directors at its next scheduled meeting.

     The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

     The Committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent auditors, provided that any such approvals are presented to the Committee at its next scheduled meeting.

RESOURCES AND AUTHORITY OF THE COMMITTEE

     The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate and approve the fees and other retention terms of special legal counsel or other experts or consultants, as it deems appropriate, without seeking approval of the Board or management.

ITEM 11: PROMOTERS

     There has not been a person or company who acted as a promoter for the Company during the current financial year or within the three most recently completed financial years.

ITEM 12: LEGAL PROCEEDINGS

     Since Meridian’s Royal Mountain King (“RMK”) mine ceased operations in July 1994, Meridian Beartrack Corporation (“Meridian Beartrack”) has focused its efforts at RMK on final closure of the mine in accordance with environmental requirements. In spite of compliance with the requirements of the permits and approvals issued by the California Regional Water Quality Control Board for the Central Valley Region (“RWQCB”), exceedances of ground and surface water quality limits have been detected. Based on these exceedances, in March 2001, the RWQCB issued a new Waste Discharge Order (the “New Waste Discharge Order”) which reclassified the mine’s overburden disposal sites (“ODS’s”) in such a manner as to impose significantly more stringent closure requirements, as well as imposed closure requirements involving other facilities. At the same time, the RWQCB issued a Cease and Desist Order (the “Order”) imposing a schedule of tasks for compliance with the New Waste Discharge Order, which Meridian Beartrack appealed to the State Water Resources Control Board (the “State Board”). Based on further extensive technical analysis, Meridian Beartrack and its consultants concluded that the detected exceedances are due to rising, naturally occurring poor quality groundwater. On May 20, 2004, the State Board issued its own Order vacating the RWQCB Order and remanding the matter to the RWQCB for further action consistent with the State Board’s findings and conclusions. The State Board suggested that the RWQCB consider less costly closure approaches. Meridian Beartrack was directed to consult with the RWQCB on a plan for establishment of expanded and enhanced wetland and riparian areas to further attenuate the runoff of contaminants in surface water from the mine site and to submit such plan to the RWQCB staff by December 1, 2004. (Meridian Beartrack submitted such a plan in a timely manner.) There has been no response yet from the RWQCB staff. The Company has reserved on its books sufficient funds for implementation of the programs that it has proposed in its closure plans. If Meridian Beartrack does not prevail either with the RWQCB or the State Board, or, if necessary, in a subsequent judicial proceeding, enforcement of the new Waste Discharge Order would significantly increase the cost of closure, exceeding the amounts currently recorded in the Company’s financial statements by a material amount .

     The Company has other contingent liabilities, claims and commitments incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position or results of operations of the Company.

ITEM 13: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     No loan guarantee, financial assistance, or similar extension of credit will be made to officers of the Company without prior Board of Directors approval. It is the intent of the Company to make such loans only when business activity by the Company makes this necessary. In no case will the Company be permitted to hold shares of the Company as collateral security for a loan to an officer.

     None of the directors or officers of the Company, nor any proposed nominees for election as directors, nor any associate or affiliate of any such person, had any direct or indirect material interest, during 2004, in respect of any matter that has materially affected or is expected to materially affect the Company or any of its subsidiaries.

ITEM 14: TRANSFER AGENTS

     The Company’s registrar and transfer agent is Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1.

ITEM 15: MATERIAL CONTRACTS

     The Company, in the ordinary course of business, has engaged in several key contractual commitments. These contractual commitments are reported in the Company’s 2004 Annual Report on page 21 under Contractual Commitments and Contingent Liabilities and on page 42 in note 16 – Commitments and Contingencies, which are incorporated herein by reference.

ITEM 16: INTEREST OF EXPERTS

Names of Experts:

Robert R. Wheatly	Geologist, Meridian Gold Inc.	Certify mineral reserves & resources
Robin J. Young	CEO, Western Services Engineering, Inc	Certify mineral reserves & resources
KPMG LLP		Auditors of the Company’s financial statements

Interest of Experts:

     Each of the experts named above does not control or exercise control over more than 1% of the Company’s securities.

ITEM 17: ADDITIONAL INFORMATION

     Additional information, including directors’ and named executive officers’ remuneration and indebtedness, principal holders of the Company’s securities and named executive officers’ options to purchase securities, is contained in the Company’s Management Information Circular and Proxy Statement dated March 1, 2005. Outstanding and exercisable options as at the end of the most recently completed fiscal year are reported on pages 38 to 41 in note 13 – Share Capital of the Company’s 2004 Annual Report, which are incorporated herein by reference.

     The Company’s filings with the securities regulatory authorities in Canada, including the Company’s 2004 Annual Report, Management’s Discussion and Analysis and Consolidated Financial Statements, are available on SEDAR at www.sedar.com and its filings with the U.S. Securities and Exchange Commission are available on EDGAR at www.sec.gov.

     The Company’s Corporate Governance Guidelines, Board Mandate, Board Committee Charters, Code of Ethics and Business Conduct Guidelines are available on the Company’s website at www.meridiangold.com. References to information reported at the Company’s website are not incorporated in this document.

MERIDIAN GOLD INC.

FORM 40-F DECEMBER 31, 2004

CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the registrant’s management, including our President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-14(c)) under the Securities Act of 1934. Based on that evaluation our President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (“SEC”) staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process on Form F-X in connection with the Common Shares of the Registrant been filed with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 28, 2005

Meridian Gold Inc.

By: /s/ Peter C. Dougherty

Name: Peter C. Dougherty

Title: Vice President, Finance and Chief Financial Officer

EXHIBITS

The following exhibits are filed as part of this annual report on Form 40-F:

Number	Exhibit
1	The Company’s 2004 Annual Report

2	The Company’s Notice of Meeting and Management Information Circular and Proxy Statement dated March 1, 2005

3	Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

4	Certifications of Annual Report on Form 40-F for the year ended December 31, 2004 pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

5	Consent dated January 28, 2005 of KPMG LLP, Independent Auditors.

6	Consents dated February 3, 2005 of Robin J. Young, Chief Executive Officer, Western Services Engineering, Inc. (independent engineering firm) related to El Penon mineral resources and reserves.

7	Consents dated February 3, 2005 of Robin J. Young, Chief Executive Officer, Western Services Engineering, Inc. (independent engineering firm) related to Esquel mineral resources and reserves.